Exhibit 99.2

VISIONSYS AI INC

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE GENERAL MEETING

to be held on June 26, 2026
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.001 per share, and ________________ Class B Ordinary Shares,2 par value US$0.001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of VisionSys AI Inc (the “Company”), hereby appoint Lydia Hu, the Acting Secretary of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at the General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 12:00 p.m., Eastern Time, on June 26, 2026 at Room 1501, 15F, Building A2, Yanjing Headquarters Base Yanjiao, Sanhe City, Langfang, Hebei Province 065201, The People’s Republic of China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the General Meeting as indicated below:

1	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3	If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Lydia Hu, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain

Proposal 1: As an ordinary resolution, to approve that the authorized share capital of the Company be increased to US$260,000,000 by the creation of an additional 250,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing Class A ordinary shares (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital will become:

US$260,000,000 divided into 260,000,000,000 shares comprising of (i) 259,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

	☐	☐	☐

Proposal 2: As a special resolution, subject to Proposal 1 above being passed at the Meeting, to amend and restate the current fifth amended and restated memorandum and articles of association of the Company by the adoption of the sixth amended and restated memorandum and articles of association (the “Sixth Amended and Restated Memorandum and Articles of Association”) of the Company in the form attached as Exhibit A to the accompanying Proxy Statement, in order to reflect certain amendments approved at this Meeting and previously approved by the shareholders of the Company relating to, among other things, the voting rights of the Class B ordinary shares, the conversion rights of the Class A ordinary shares, the implementation of scripless shares and the change of the name of the Company.

	☐	☐	☐

Proposal 3: As an ordinary resolution, to approve that the Meeting be designated and constitute the annual general meeting of the Company for the fiscal year ended December 31, 2026, and to ratify the annual report and audited financial statements of the Company for the fiscal year ended December 31, 2025.	☐	☐	☐

Dated_________________, 2026

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on June 1, 2026, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Lydia Hu, Room 1501, 15F, Building A2, Yanjing Headquarters Base Yanjiao, Sanhe City, Langfang, Hebei Province 065201, The People’s Republic of China no later than the time for holding the General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the General Meeting.

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